                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                    Builders Warehouse Association, Inc.
- --------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                  119916401
                  -----------------------------------------
                               (CUSIP Number)



William Shimanek, 440 S. LaSalle Street, Suite 1900, Chicago, Illinois 60605,
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices

                                (312) 362-4774
                              -------------------
                              and Communications)

                              September 3, 1996
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement.  / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP NO.   119916401                           PAGE   2   OF   6    PAGES
            ---------                                 ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eligrant, Inc.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       IL
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            264,456
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        264,456
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       264,456
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.64%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A


CUSIP NO.   119916401                            PAGE   3   OF   6    PAGES
            ---------                                 ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Daniel Asher
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC (see item 3)
- --------------------------------------------------------------------------------
5      CHECK                                                               BOX
       IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            264,456
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        264,456
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       264,456
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.64%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D/A relates to the common stock (the "Common Stock") of Builders Warehouse Association, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2800 28th Street, Suite 100, Santa Monica, California 90405.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     From August 30, 1996 through September 6, 1996, Eligrant, Inc. ("Eligrant") acquired 41,000 shares of the Common Stock of the Issuer in a series of transactions. The source of capital for all acquisitions of the Issuer's Common Stock was Eligrant's working capital. The price for such shares ranged between $9 1/2 and $10 7/16. On September 6, 1996, Eligrant acquired 22,315 shares of Common Stock of the Issuer through a privately negotiated transaction with an entity in which Mr. Asher has an ownership interest, at the prevailing market price of $9 3/4 for an aggregate price of $217,571.25.

     For purposes of this report on Schedule 13D/A only, all of the shares of the Issuer's Common Stock acquired by Eligrant (264,456 shares of which are owned by Eligrant as of September 6, 1996) are attributed to Mr. Asher. On September 6, 1996, Eligrant acquired 22,315 shares from an entity in which Mr. Asher has an ownership interest. The entity had acquired the shares on August 30, 1996 through conversion of 200,000 convertible debentures at an effective conversion price of $8.96; the source of capital for this acquisition was the entity's working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b): Set forth in the table below are the number and percentage of Common Stock of the Issuer beneficially owned, as well as the nature of the ownership, for each of Eligrant and Mr. Asher (collectively, the "Reporting Persons") as of the date hereof:



                Number of Shares      Number of Shares      Number of Shares      Number of Shares
                Beneficially Owned    Beneficially Owned    Beneficially Owned    Beneficially Owned    Aggregate Number of
                With Sole Voting      With Shared Voting    with Sole             with Shared           Shares Beneficially
     Name       Power                 Power                 Dispositive Power     Dispositive Power     Owned
- --------------  --------------------  --------------------  --------------------  --------------------  --------------------
Eligrant, Inc.        264,456                  0                  264,456                  0                  264,456
Daniel Asher          264,456                  0                  264,456                  0                  264,456


                  Percentage of
                Shares Beneficially
   Name               Owned
- --------------  --------------------
Eligrant, Inc.       6.64%
Daniel Asher         6.64%




     (c): All transactions in shares of Common Stock effected by the Reporting Persons during the 60 days preceding the Event Date reported on page 1 not previously reported in a Report on Schedule 13D, and all transactions in shares of Common Stock effected by the Reporting Persons since that date are set forth below. Unless otherwise noted, all such shares were acquired through open market transactions.

     A. Transactions of Eligrant, Inc.


Trade Date  Number of Shares  Price Per Share
- ----------  ----------------  ---------------
8/30/96     4000                      $ 10
8/30/96     2000                      $ 10
8/30/96     2000                      $ 10
8/30/96     1000                      $ 10 1/4
9/3/96      1500                      $  9 1/2
9/3/96      2500                      $  9 3/4
9/3/96      2000                      $  9 3/4
9/3/96      1000                      $  9 3/4
9/3/96      1000                      $  9 3/4
9/3/96      1000                      $  9 3/4
9/3/96      1000                      $  9 3/4
9/5/96      1000                      $  9 5/8
9/5/96      1000                      $  9 3/4
9/5/96      1000                      $  9 3/4

Trade Date  Number of Shares  Price Per Share
- ----------  ----------------  ---------------
9/5/96      1000                      $  9  7/8
9/5/96      2000                      $  9  3/4
9/5/96      1000                      $  9  7/8
9/5/96      1000                      $  9  7/8
9/5/96      1000                      $ 10
9/5/96      1000                      $ 10  1/8
9/5/96      1000                      $ 10  1/4
9/5/96      1000                      $ 10  3/8
9/5/96      800                       $ 10  3/8
9/5/96      200                       $ 10 7/16
9/5/96      1000                      $ 10  1/2
9/5/96      1000                      $ 10  1/2
9/5/96      1000                      $ 10  5/8
9/5/96      1000                      $ 10  5/8
9/6/96      2000                      $  9  3/8
9/6/96      3000                      $  9  1/2
*9/6/96     22315                     $  9  3/4


     B. Transactions of Mr. Asher

     Mr. Asher has not acquired or sold any shares of Common Stock of the Issuer in his individual capacity. However, Mr. Asher is the sole director and sole shareholder of Eligrant. Therefore, for purposes of reporting on this
Schedule 13D/A, the shares of Common Stock owned by Eligrant are attributed to Mr. Asher. Accordingly, the information set forth above for Eligrant is applicable for Mr. Asher as well. For all other purposes, Mr. Asher disclaims the beneficial ownership of the 264,456 shares of common stock of the Issuer owned by Eligrant.

     On August 30, 1996, an entity in which Mr. Asher has an ownership interest converted 200,000 convertible debentures into 22,315 shares of the Issuer's Common Stock at an effective price of $8.96 per share. On September 6, the affiliate sold the shares to Eligrant at the prevailing market price of 9 3/4, in a privately negotiated transaction.

     (d):  Not applicable.

     (e):  Not applicable.

- -------------
*These shares were acquired from an entity in which Mr. Asher has an ownership interest through a privately negotiated transaction at the prevailing market price.

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 10, 1996                   ELIGRANT, INC.



                                         By:  /s/ William Shimanek
                                         -------------------------
                                                 President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  September 10, 1996                        DANIEL ASHER

                                              /s/ Daniel Asher
                                              -----------------